UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-06152

RETIREMENT SAVINGS PLAN OF

BNY BROKERAGE, INC.

(Exact name of registrant as specified in its charter)

One Wall Street, New York, NY 10286 (212) 495-1784

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Interests in the Retirement Savings Plan of BNY Brokerage, Inc.

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:  None

Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Savings Plan of BNY Brokerage Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 24, 2007	By:	/s/ Russell P. Wellinger
	Name:	Russell P. Wellinger
	Title:	Managing Director